

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 028456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLS Securities Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Forest Street, Suite 112

(No. and Street)



Oconomowoc	WI	53066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis J. Morgan II 262-567-7876

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP

(Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis J. Morgan II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLS Securities Limited Partnership, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C.
187
SECTION

SLS SECURITIES LIMITED PARTNERSHIP

Oconomowoc, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

June 30, 2003

SLS SECURITIES LIMITED PARTNERSHIP

TABLE OF CONTENTS



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Partners
SLS Securities Limited Partnership
Oconomowoc, Wisconsin

We have audited the accompanying balance sheet of SLS Securities Limited Partnership as of June 30, 2003 and the related statements of operations and partners' deficit, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SLS Securities Limited Partnership as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information provided, as identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
July 31, 2003

SLS SECURITIES LIMITED PARTNERSHIP

BALANCE SHEET
June 30, 2003

ASSETS

ASSETS	
Cash	$ 818,101
Receivable from broker	35,191,256
Securities owned, at market value	17,710,974
Related party receivable	50,000
Prepaid expenses	30,530
Long-term investments	50,000
TOTAL ASSETS	$53,850,861

LIABILITIES AND PARTNERS' DEFICIT

LIABILITIES	
Accounts payable	$ 6,424
Securities sold, not yet purchased - at market value	46,457,639
Due to related parties	622,030
Due to brokers for securities purchased	4,284,318
	51,370,411
COMMITMENTS AND CONTINGENT LIABILITIES	
Subordinated borrowings	3,500,000
Total Liabilities	54,870,411
PARTNERS' DEFICIT	(1,019,550)
TOTAL LIABILITIES AND PARTNERS' DEFICIT	$53,850,861

See accompanying notes to financial statements.

SLS SECURITIES LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS AND PARTNERS' DEFICIT
Year Ended June 30, 2003

REVENUES	
Trading income	$ 526,215
Interest income	14,319
Other income	49,403
Total Revenues	589,937
EXPENSES	
Employee compensation and benefits	110,223
Clearing fees and floor brokerage	777,680
Occupancy expense	57,161
Professional fees	62,006
Communications and equipment rental	91,728
Management fees	182,000
Interest expense	203,414
Other	170,056
Total Expenses	1,654,268
NET LOSS	(1,064,331)
PARTNERS' DEFICIT - Beginning of Year	(334,653)
Capital contribution	379,434
PARTNERS' DEFICIT - END OF YEAR	$ (1,019,550)

See accompanying notes to financial statements.

SLS SECURITIES LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS
Year Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,064,331)
Adjustments to reconcile net loss to net cash flows from operating activities	
Clearing charge expense paid by partner	379,434
Changes in assets and liabilities	
Receivable from broker	(33,185,103)
Securities owned, net	29,685,605
Prepaid expenses	(7,873)
Related party receivable	39,863
Accounts payable	602,309
Due to broker for securities purchased	4,284,318
Net Cash Flows from Operating Activities	734,222
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investment	(50,000)
Net Cash Flows from Investing Activities	(50,000)
Net Change in Cash and Cash Equivalents	684,222
CASH - Beginning of Year	133,879
CASH - END OF YEAR	$ 818,101

Supplemental cash flow disclosures

Cash paid for interest	$ 203,414
Non-cash Financing Activities	
Capital contribution	$ 379,434

See accompanying notes to financial statements.

SLS SECURITIES LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

SLS Securities Limited Partnership is a registered broker-dealer engaged in proprietary trading of equity securities. The general and limited partners are L.C. Management, Inc. and French-American Securities, Inc. ("French-American"), respectively. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of proprietary trading activities.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The financial statements do not reflect any income tax provision or liability since the income of the Company is taxable to the partners.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SLS SECURITIES LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

NOTE 2 - Concentrations of Credit Risk

Trading

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash Balance

The company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. The company has cash balances on deposit with one bank at June 30, 2003 that exceeded the FDIC insured amounts by approximately $750,000.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2003, the Company had net capital of $2,336,836, and net capital requirements of $250,000. The Company's net capital ratio for June 30, 2003 was 0.3 to 1.

NOTE 4 - Subordinated Borrowings

Subordinated borrowings consist of a $2,000,000 subordinated loan agreement with French-American providing for interest at 6% with a maturity date of April 30, 2006 and a $1,500,000 subordinated loan agreement with L.C. Management providing for interest at 6% with a maturity date of April 30, 2005. Interest expense related to subordinated borrowings amounted to $203,414 for the year ended June 30, 2003.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 17,707,224	$26,500,139
Options	3,750	19,957,500
Total	$ 17,710,974	$46,457,639

SLS SECURITIES LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

NOTE 6 - Commitments

Leases

The Company has a lease obligation for its former office facilities in New Jersey that require payments extending beyond one year. At June 30, 2003, the Company is obligated to make payments as follows:

2004	$ 95,520
2005	95,520
2006	7,962
Total	$ 199,002

Rental income related to the sub-lease of the office facilities in New Jersey totaled $52,697 for the year ended June 30, 2003, and was netted against rent expense.

Net rent expense amounted to $57,161 for the year ended June 30, 2003.

Letter of Credit

At June 30, 2003, the Company had an outstanding letter of credit of $85,970 related to the lease in New Jersey.

Trading Agreement

The Company has an agreement with a trading advisor, whereby the Company pays the advisor 50% of the trading profits on a monthly basis. Trading advisory fees totaled $33,110 for the year ended June 30, 2003 and are included in professional fees expense.

NOTE 7 - Related Party Transactions

The Company shares certain management and administrative services with French-American and pays a fee, as determined by management. For the year ended June 30, 2003, management fees expense paid to French-American totaled $182,000.

The Company maintains subordinated loan agreements with French-American and L.C. Management, Inc. for $2,000,000 and $1,500,000, respectively. Interest expense related to these agreements totaled $118,403 and $85,011, respectively.

The Company has accounts payable balances of $25,000 and $7,500 to French-American and L.C. Management, Inc., respectively as of June 30, 2003. The Company has a payable balance due to a shareholder of French-American of $589,530 as of June 30, 2003. These balances are included in the due to related parties balance.

The Company has a $50,000 accounts receivable balance due from a shareholder of French-American as of June 30, 2003. This balance is included in related party receivable.

The Company has an agreement with L.C. Management, Inc. to use it's seat on the Chicago Mercantile Exchange. Seat usage expense totaled $42,000 for the year ended June 30, 2003.

SLS SECURITIES LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

NOTE 8 - Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of proprietary trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the balance sheet. At June 30, 2003, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company had recorded these obligations in the financial statements at June 30, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2003.

In the normal course of business, the Company's proprietary activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 - Long-term Investment

In conjunction with its clearing agreement with ABN AMRO Sage Corporation ("Sage"), the Company purchased a share of Series A JBO Preferred Stock for $50,000.

SUPPLEMENTAL INFORMATION

SLS SECURITIES LIMITED PARTNERSHIP

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of June 30, 2003

NET CAPITAL	
Partners' deficit	$ (1,019,550)
Add:	
Subordinated borrowings allowable in computation of net capital	3,500,000
Total capital and allowable subordinated borrowings	2,480,450
Deductions:	
Other assets	(130,530)
Net capital before haircuts on securities positions (tentative net capital)	2,349,920
Haircuts on securities	
Stocks	(13,084)
Net Capital	$ 2,336,836
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 6,424
Due to related parties	622,030
Total Aggregate Indebtedness	$ 628,454
Computation of basic net capital requirement	
Minimum required net capital (based on aggregate indebtedness)	$ 41,897
Excess net capital at 1,500 percent	$ 2,044,939
Ratio of aggregate indebtedness to net capital	0.3 to 1

See auditors' report on supplemental financial information.


VirchowKrause
&company

CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
SLS Securities Limited Partnership
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of SLS Securities Limited Partnership (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
July 31, 2003